FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2014

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

Authorized-Capital Publicly Held Corporation

Corporate Taxpayers’ Registry (CNPJ/MF) No. 47.508.411/0001‐56

Registry of Commerce (NIRE) No. 35.300.089.901

MINUTES OF THE SPECIAL SHAREHOLDERS’ MEETING

HELD ON DECEMBER 29 2014

1.            DATE, TIME AND PLACE: On the twenty-ninth day of the month of December of year 2014 at 10:00 a.m., at the headquarters of Companhia Brasileira de Distribuição (“CBD” or “Company”), at Avenida Brigadeiro Luís Antônio, nº 3.142, sala 1 [room], in the Capital city of the State of São Paulo.

2.          CALL NOTICE: Call Notice published in the State of São Paulo Official Register, on the issues of December 12, 13 and 16, 2014, pages 14, 11 and 13, respectively, and in the newspaper “O Estado de S. Paulo” on the issues of December 12, 13 and 16, 2014, pages B6, B7 and B7, respectively.

3.          QUORUM:  Shareholders representing more than two thirds of the company capital entitled to vote, according to the signatures set upon the relevant Shareholders’ Attendance Book, wherefor a legal quorum is obtained for the Meeting to be held.

4.          BOARD MEETING: The Chair of the Board was assumed by Christophe José Hidalgo, Chief Financial Officer, under Article 9 of the Company Bylaws, who invited me, Elizabeth Mendes, to act in the capacity of his secretary.

5.          AGENDA:  To resolve on the following matters:

(a)           Ratify the making of the Protocol and Justification for Merger of Subsidiaries into Companhia Brasileira de Distribuição, on December 11, 2014, by the managements of the Company and of Vedra Empreendimentos e Participações S/A, GPA 4 Empreendimentos e Participações S/A, ECQD Participações Ltda., API SPE 06 - Planejamento e Desenvolvimento e Empreendimentos Imobiliários Ltda., GPA 5 Empreendimentos e Participações S/A, Monte Tardeli Empreendimentos e Participações S/A, PA Publicidade Ltda., Vancouver Empreendimentos e Participações Ltda. and Duque Conveniências Ltda. (the “Subsidiaries”), which states the terms and conditions of the merger of the Subsidiaries into the Company, which shall take place upon the transfer of their net equity to the Company (the “Protocol”), and through the acts and procedures therein provided (the “Merger”);

(b)           Ratify the retaining of Magalhães Andrade S/S Auditores Independentes, enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 62.657.242/0001‐00, with the CRC/SP  under No. 2SP000233/O‐3, with registered office in the city of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, 1893, 6º andar [floor], Jardim Paulistano [District], CEP [zip code] 01452‐001 (“Magalhães Andrade”), as a specialized company which conducted the accounting assessment of the Subsidiaries’ net equity on the base date of September 30, 2014, for purposes of Merging the Subsidiaries (the “Assessment Report”);

(c)           Approve the Assessment Report;

(d)           Approve the Merger; and

                (e)           Should he matters above be approved, authorize the Company managers to take the necessary actions necessary to enforce the resolutions proposed and approved by the Company shareholders.

6.          RESOLUTIONS: Once the Meeting is called to order, following discussion of the matters mentioned in the agenda, the shareholders shall resolve on the following:

(a)           Approve, unanimous by those who are present at the Metting, the drafting of the minutes of this Meeting as a summary, under Art. 130, §1º, of the Brazilian Corporations Act;

(b)           Ratify, unanimous by those who are present at the Metting, the making of the Protocol, by the managements of the Company and the Subsidiaries, under Annex 6(b) attached hereto;

(c)           Ratify, unanimous by those who are present at the Metting, the retaining of Magalhães Andrade, as a specialized company which prepared the Assessment Report;

(d)           Approve, unanimous by those who are present at the Metting, the Assessment Report, under Annex 6(d) attached hereto;

(e)           Approve, unanimous by those who are present at the Metting, the merging of Vedra Empreendimentos e Participações S/A, a closely-held Corporation with registered office in the Capital City of the State of São Paulo, at Avenida Brigadeiro Luis Antônio, No. 3.172, 1º andar [floor], Jardim Paulista [District], CEP [zip code] 01402-901, duly enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 07.170.941/0001-12, with its Bylaws registered with the Registry of Commerce (JUCESP) under  NIRE 35.300.320.565, GPA 4 Empreendimentos e Participações S/A, a closely-held Corporation, with registered office in the Capital City of the State of São Paulo, at Avenida Brigadeiro Luis Antônio, No. 3.172, 3º andar [floor], Jardim Paulista [District], CEP [zip code] 01402-901, duly enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 11.732.612/0001-95, with its Bylaws registered with the Registry of Commerce (JUCESP) under NIRE 35.300.376.226, ECQD Participações Ltda., a Brazilian limited liability company with registered office in the City Capital of the State of São Paulo, at Avenida Brigadeiro Luis Antônio, No. 3.172, Jardim Paulista [District], CEP [zip code] 01402-901, duly enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 07.707.968/0001-00, with its organizational documents duly registered with the Registry of Commerce (JUCESP) under NIRE 35.225.840.781; API SPE 06 - Planejamento e Desenvolvimento e Empreendimentos Imobiliários Ltda., a Brazilian limited liability company with registered office in the City Capital of the State of São Paulo, at Avenida Brigadeiro Luis Antônio, No. 3.172, 3º andar [floor], part, Jardim Paulista [District], CEP [zip code] 01402-901, duly enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 08.799.584/0001-19, with its organizational documents duly registered with the Registry of Commerce (JUCESP) under NIRE 35.221.176.453, GPA 5 Empreendimentos e Participações S/A, closely-held Corporation with registered office in the Capital City of the State of São Paulo, at Avenida Brigadeiro Luis Antônio, No. 3.172, 3º andar [floor], Jardim Paulista [District], CEP [zip code] 01402-901, duly enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 11.732.615/0001-29, with its Bylaws registered with the Registry of Commerce (JUCESP) under  NIRE 35.300.376.234; Monte Tardeli Empreendimentos e Participações S/A, a closely-held Corporation with registered office in the Capital City of the State of São Paulo, at Avenida Brigadeiro Luis Antônio, No. 3.172, 3º andar [floor], Jardim Paulista [District], CEP [zip code] 01402-901, duly enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 11.561.904/0001-02, with its Bylaws registered with the Registry of Commerce (JUCESP) under NIRE 35.300.375.769; PA Publicidade Ltda., a Brazilian limited liability company with registered office in the City Capital of the State of São Paulo, at Alameda Lorena, No. 16, 9º andar [floor], Jardim Paulista [District], CEP [zip code] 01424-000, duly enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 04.565.015/0001-58, with its organizational documents duly registered with the Registry of Commerce (JUCESP) under NIRE 35.217.028.763; Vancouver Empreendimentos e Participações Ltda., a Brazilian limited liability company with registered office in the City Capital of the State of São Paulo, at Avenida Brigadeiro Luis Antônio, No. 3.172, 2º andar [floor], Jardim Paulista [District], CEP [zip code] 01402-901, duly enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 07.145.976/0001-00, with its organizational documents duly registered with the Registry of Commerce (JUCESP) under NIRE 35.219.661.536; and Duque Conveniências Ltda., a Brazilian limited liability company with registered office in the City Capital of the State of São Paulo, at Rua Joaquim Carlos, No. 1358/1380, Loja 03 [store], Centro [District], CEP [zip code] 03019-000, duly enrolled with the Corporate Taxpayers’ Registry (CNPJ/MF) under No. 07.888.660/0001-08, with its organizational documents duly registered with the Registry of Commerce (JUCESP) under NIRE 35.219.994.861, into the Company, upon the consequent ending of the Subsidiaries which shall produce effects as of December 31, 2014, without any increase to the Company capital, since the Company is the owner of the shares and units of capital representing one hundred percent (100%) of the company capital of the Subsidiaries, as per the terms and conditions stated in the Protocol; and

(f)            Authorize, unanimous by those who are present at the Metting, the Company managers to take any and all steps necessary to enforce the resolutions proposed and approved by the Company shareholders.

7.          DOCUMENTS FILED:(a) Call Notice; (b) Management Proposal; (c) Assessment Report; (d) Protocol; and (e) Material Fact.

8.          ADJOURNMENT: With nothing further to come before this board, the works were concluded and these minutes were drafted as a summary, which was approved and signed by the shareholders in attendance. Signatures: Meeting Board: Christophe José Hidalgo – Chairman and Elizabeth Mendes – Secretary. Attending Shareholders: Wilkes Participações S.A. and Sudaco Participações Ltda. represented by Marcelo Acerbi de Almeida. An excerpt of these minutes was drafted on the specific book under Paragraph 3, of Article 130, of Brazilian Act 6.404/76.

São Paulo, December 29, 2014

____________________________

Elizabeth Mendes

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: December 29, 2014	By: /s/ Ronaldo Iabrudi Name: Ronaldo Iabrudi Title: Chief Executive Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.